Exhibit 99.1

May 28, 2002

Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549-0408

Ladies and Gentlemen:

Vivendi Universal has obtained a representation letter from Barbier Frinault & Cie, a member firm of Andersen Worldwide, stating that their audit of Vivendi Universal for the year ended December 31, 2001 was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Barbier Frinault & Cie personnel working on the audit, availability of U.S. national office consultation and availability of personnel at foreign affiliates of Barbier Frinault & Cie to conduct the relevant portions of the audit.

Very truly yours,

Vivendi Universal, S.A.

By: /s/ GUILLAUME HANNEZO

Name: Guillaume Hannezo

Title:	Senior Executive Vice President and

Chief Financial Officer